July 1, 2024

Andrew Brophy
Principal Financial Officer
HEALTHCARE SERVICES GROUP INC
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

       Re: HEALTHCARE SERVICES GROUP INC
           Response filed June 20, 2024
           DEF 14A filed April 26, 2024
           File No. 000-12015
Dear Andrew Brophy:

       We have reviewed your filing and have the following comment. In addition, we have reviewed your response letter dated June 20, 2024 and have no further comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

DEF 14A filed April 26, 2024
Clawback Policy
Application of the Clawback Policy, page 39

1. We note that in 2023 your executive officers received bonuses based on the achievement of performance metrics as determined by your board of directors. We also note the statement that there was no erroneously awarded compensation attributable to the accounting restatement; therefore, no amount was pursued from any current or former
       executive officers.    Please briefly explain for us why application of
the recovery policy
       resulted in the conclusion that no amount was required to be pursued. See Item 402(w)(2)
       of Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 1, 2024
Page 2

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.

       Please contact James Lopez at 202-551-3536 if you have any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services